EX-99.77K

                                                         N-SAR ITEM 77K 11/21/02


                  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT


         On December 4, 2001, the Registrant selected Arthur Andersen LLP ("Andersen") as its independent public accountant for the fiscal year ending October 31, 2002. At a special meeting held on July 3, 2002, the Board of the Registrant, including a majority of the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940) of the Registrant, elected to terminate the appointment of Andersen in light of recent events involving that firm and selected Ernst & Young LLP as the Registrant's independent public accountant for such fiscal year. The decision to change accountants was approved by the Registrant's Audit Committee.

         Andersen's reports on the Registrant's financial statements for the Registrant's two most recent fiscal years prior to the fiscal year ending October 31, 2002 contained no adverse opinion or disclaimer of opinion, and neither report was qualified or modified as to uncertainty, audit scope, or accounting principles. During those fiscal years and the subsequent period preceding Andersen's dismissal, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and there were no reportable events of the kinds listed in Item 304, paragraph (a)(l)(v), of Regulation S-K under the Securities Exchange Act of 1934.

         Registrant has attempted to obtain from Andersen the letter contemplated by paragraph (a)(3) of Item 304 stating whether Andersen agrees with the statements made in the preceding paragraph and has been informed by Andersen that, effective July 1, 2002, it no longer provides such letters. Accordingly, pursuant to paragraph (b)(2) of temporary Item 304T, no such letter is included in this filing.